Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change March 4, 2010
Item 3	News Release The news release dated March 4, 2010 was disseminated through Marketwire’s Canada and US Investment, Continental Europe Finance and UK Media and Analysts Disclosure Networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. provided updates on the Pirquitas Mine and principal development projects and reports on headline financial results from the company’s fourth quarter of 2009.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated March 4, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 5th day of March, 2010

March 4, 2010	News Release 10-11

SILVER STANDARD REPORTS FOURTH QUARTER AND YEAR-END 2009 RESULTS

Vancouver, B.C. – Silver Standard Resources Inc. provides the following updates on the Pirquitas Mine and principal development projects and reports on headline financial results from the company’s fourth quarter of 2009. Effective January 1, 2009, the company adopted the U.S. dollar as its reporting currency and all figures are in U.S. dollars, unless otherwise noted.

(This news release contains forward-looking information that is subject to the risks and assumptions set out in the company’s Cautionary Statements on Forward-Looking Information located on the last page of this news release.)

Pirquitas Mine

Pirquitas produced 1.1 million ounces during the year.  Since December 1, 2009, the date of achievement of commercial production, the mine produced to year-end 545,600 ounces of silver at a cash production cost of $8.99 per silver ounce (1).  Total cash costs, including transportation, treatment, refining, export taxes and royalties, were $16.57 per silver ounce (1).  During the month, the company sold 460,100 ounces of silver at a realized price of $17.49 per ounce (1) and, after deducting treatment and refining charges, recorded revenues of $5.4 million.

The plant has a crushing capacity of 6,000 tonnes per day.  This feeds a pre-concentration plant that is designed to feed the mill at a rate of 3,200 tonnes per day.  The mill’s feasibility design capacity was exceeded in both November and December.

The mill is processing transitional ore and is anticipated to process sulphide ore at full capacity during the second quarter of 2010.  The tin circuit is commissioned and will be operated when suitable material is available in Q2 2010.  Production in 2010 is planned to be seven million ounces of silver at an average cash production cost of $9.00 per ounce of silver net of by-product credits.

Financial Results
(All figures are in US dollars unless otherwise noted)

•
Silver Standard recorded a net loss of $9.1 million or $0.13 per share for the three months ended December 31, 2009, compared to a net loss of $14.3 million or $0.23 per share for the same period in the prior year.  Silver Standard recorded a net loss of $13.2 million or $0.19 per share for the year ended December 31, 2009, compared to a loss of $5.9 million or $0.09 per share in 2008.

•
For the three months ended December 31, 2009, capital expenditures at the Pirquitas property in Argentina totalled $21.2 million including $20.4 million for construction and mining equipment and $0.8 million for project development costs.  Mineral property expenditures totalled $0.8 million at Pitarrilla in Mexico, $1.7 million at the San Luis Project in Peru, and $0.3 million at the Diablillos property in Argentina.

(1) Cash production cost per ounce and cash operating cost per ounce are Non-GAAP measures discussed under non-GAAP financial performance measures contained in the MD&A for the year ended December 31, 2009.

▪
For the year ended December 31, 2009, capital expenditures at the Pirquitas property in Argentina totalled $90.5 million for construction and mining equipment and $50.1 million in development costs (project to date of $255 million for construction and mining equipment and $79 million in development costs).  Mineral property expenditures for the year were $4.3 million at Pitarrilla; $10.3 million at the Snowfield and Brucejack Projects in Canada; $5.4 million at the San Luis Project; and $1.7 million at the Diablillos Project.

▪
Cash and cash equivalents at December 31, 2009 were $26.7 million compared to $72.0 million at 2008.  Working capital at December 31, 2009 was $24.5 million compared to $41.5 million at December 31, 2008.

▪	In November 2009, the company sold its MAV II Class A-1 and A-2 Notes received following the restructuring of the Canadian asset-backed commercial paper market for cash proceeds of $20.1 million.

▪
In February 2010, the company completed a public offering of 6,728,755 common shares (including a partial exercise of an over-allotment option) at $17.00 per share, for net proceeds of approximately $107.8 million after commissions and estimated expenses.

▪
In February 2010, the company sold its 100% interest in the Silvertip Project to Silvercorp Metals Inc.  Silver Standard received a total consideration of $14.25 million for an estimated after-tax gain of $12.1 million.  The sale of the Silvertip Project is part of the ongoing rationalization of Silver Standard’s portfolio of non-core assets.

Selected Financial Data
(US$000’s, except per share amounts)
This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the audited consolidated operating results and financial condition of the company for the three months and years ended December 31, 2009 and December 31, 2008.

	Three Months Ended December 31(2)		Year Ended December 31(2)
	2009	2008 Restated	2009	2008 Restated
Loss	(9,126)	(14,312)	(13,193)	(5,946)
Loss per share (basic and diluted)	(0.13)	(0.23)	(0.19)	(0.09)
Cash used in operating activities	(20,870)	(57)	(39,943)	(19,093)
Cash generated by financing activities	3,548	531	146,413	138,719
Cash used in mineral property costs, property, plant and equipment	(13,885)	(51,262)	(152,194)	(169,675)

Financial Position	December 31, 2009		December 31, 2008
Cash and cash equivalents	26,659		72,013
Accounts receivable	6,238		2,772
Marketable securities	17,863		10,923
Inventories	20,565		-
Current assets – total	75,197		86,814
Other investments – ABCP	-		21,803
Current liabilities – total	50,682		45,328
Working capital	24,515		41,486
Total assets	749,925		567,905

 (2)  Certain comparative figures have been restated reflecting the adoption of EIC 172 “Income Statement Presentation of a Tax Loss Carry Forward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income”.

Principal Projects

San Luis Project

At San Luis in Peru, geotechnical drilling for the tailings dam is required and is nearing completion.  The environmental permit application will be submitted when the feasibility study is completed.  The feasibility study is expected to be finalized in the second quarter of 2010 upon completion of the geotechnical drilling and related engineering design work.

Pitarrilla Project

At Pitarrilla in Mexico, the Breccia Ridge underground feasibility study is underway and planned for completion in Q4 2010.

Snowfield and Brucejack Projects

In the fourth quarter, Silver Standard reported a significant increase in the gold resource estimate at the Snowfield Project and the Brucejack Project following last summer’s major exploration program.

NI 43-101 compliant technical reports relating to the resource estimates at each of the Snowfield Project and the Brucejack Project were filed on SEDAR and posted on the company’s web site on January 14, 2010.

At the Snowfield Project, the measured and indicated resources were 4.14 million and 15.63 million ounces of gold, respectively, and inferred resources were 10.05 million ounces of gold.

At the Brucejack Project, measured and indicated resources were 0.66 million and 3.38 million ounces of gold, respectively, and 23.8 million and 41.6 million ounces of silver, respectively, and inferred resources were 4.87 million ounces of gold and 71.5 million ounces of silver.

A preliminary economic assessment has commenced on the Snowfield Project in British Columbia, and is expected to be reported in the second half of 2010.  Planning is well underway for this summer’s exploration campaign for the Brucejack and Snowfield projects.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with Silver Standard’s year-end 2009 Financial Statements and Management’s Discussion and Analysis filed with Canadian securities regulators available at www.sedar.com or the company’s web site at www.silverstandard.com.  A conference call with management to review Fourth Quarter 2009 and year-end financial results and project activities is scheduled for Friday, March 5, 2010, at 11:00 a.m. EST.

Toll-free in North America:                                                      1-888-429-4600
Overseas:                                                                                  1-970-315-0481

This call will also be web-cast and can be accessed at the following web location:

http://ir.silverstandard.com/events.cfm

The call will be archived and available at www.silverstandard.com after March 5, 2010.

Audio replay will be available for one week by calling toll free in North America: 1-800-642-1687, conference ID 59028765; and overseas callers may telephone 1-706-645-9291, conference ID 59028765. (Source: Silver Standard Resources Inc.)

Contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
           Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

Cautionary Statements on Forward Looking Information: Statements in this news release relating to the estimated production, recoveries of silver and tin, timing of processing of sulphide ore and operations of the tin circuit, anticipated revenues, cash and operating costs per silver ounce, cost to complete construction, estimated costs of mining, milling and administration, operations of the tin circuit, all relating to the Pirquitas Mine, timing to complete feasibility studies and assessments of principal projects, and certain statements relating to our other projects, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; uncertainty of production cost estimates for the Pirquitas Mine, risks and uncertainties associated with new mining operations, including start-up delays and operational issues, risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the company may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s Management Discussion and Analysis under the heading “Risks and Uncertainties” and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.